UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021628

12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12769

RECEIVED MAR 07 2002

3/15/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pyramid Funds Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 11-296
(No. and Street)

Albany (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Biondo II (518)459-1671
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scott, Stackrow & Co., CPA's, P.C.
(Name — *if individual, state last, first, middle name*)

314 Hoosick Street (Address) Toy (City) NY (State) 12180 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

OATH OR AFFIRMATION

I, *Joseph Biondo, II*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *Pyramid Funds Corporation*, as of *December 31*, *2001*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature] Biondo II
Signature

President
Title

[signature]
Notary Public

SANDRA A. GATUS
Notary Public, State of New York
No. 01GA6005305
Qualified in Albany County
Commission Expires April 13, 20_

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PYRAMID FUNDS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PYRAMID FUNDS CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2001 AND 2000

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

We have audited the accompanying balance sheets of Pyramid Funds Corporation as of December 31, 2001 and 2000, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 25, 2002

PYRAMID FUNDS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 7,189	$ 8,019
Accounts receivable	110,739	108,125
Investments - marketable equity securities	271,853	196,608
Prepaid expenses	7,293	1,435
Prepaid income taxes	909	1,009
Total Current Assets	397,983	315,196
Property and Equipment		
Furniture and equipment	121,513	121,513
LESS: Accumulated depreciation	113,980	112,528
Property and Equipment, net	7,533	8,985
Other Assets		
Officer loan receivable	17,800	0
Loan receivable - Everett Enterprises, Inc.	10,906	10,906
Loan receivable - 21 Everett Enterprises	1,000	0
Loan receivable - Albany Pyramid Agency	1,032	0
Total Other Assets	30,738	10,906
TOTAL ASSETS	$ 436,254	$ 335,087

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current Liabilities		
Accounts payable	$ 11,530	$ 3,260
Accrued payroll	6,773	0
Total Current Liabilities	18,303	3,260
Other Liabilities		
Loan payable - Albany Pyramid Agency	0	1,133
Total Liabilities	18,303	4,393
Stockholders' Equity		
Common stock - no par value, 200 shares authorized 56.66 shares issued and outstanding	5,000	5,000
Retained earnings	271,627	289,614
Unrealized gain on marketable equity securities	151,834	46,590
LESS: Treasury Stock, 53.34 shares at cost	(10,510)	(10,510)
Total Stockholders' Equity	417,951	330,694
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 436,254	$ 335,087

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Income		
Commission income	593,649	$ 880,151
Interest and dividends	4,861	1,921
Gain (loss) on sale of marketable securities	(7,096)	0
Management fee income	11,000	0
Miscellaneous	710	244
Total Income	603,124	882,316
Operating Expenses		
Management fees	148,000	681,000
Payroll expense	131,533	0
Payroll expense - officers	82,400	0
Payroll tax expense	16,617	0
Commissions	72,524	133,713
Group medical/dental	23,715	0
Office	29,822	783
Meals and entertainment	27,801	0
Travel/promotion	25,031	11,888
Vehicle expense	11,069	555
Professional fees	10,196	8,460
Non deductible club dues	7,257	0
Utilities and telephone	9,594	0
Interest expense	4,167	0
Equipment rental	1,153	0
Advertising	836	0
Rent	6,000	24,000
Depreciation	1,452	1,327
Insurance	4,020	3,446
Donations	980	250
Dues and subscriptions	1,194	865
Assessment fees	4,759	1,482
Miscellaneous	891	722
Total Operating Expenses	621,011	868,491
Net Income Before Provision for Taxes	(17,887)	13,825
Income Tax Expense	100	100
Net Income (Loss)	(17,987)	13,725
Other Comprehensive Income		
Unrealized gain on available for sale securities	105,245	19,728
Comprehensive Income	$ 87,258	$ 33,453

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Retained Earnings, beginning	$ 289,614	$ 275,889
Net Income (Loss)	(17,987)	13,725
Retained Earnings, ending	$ 271,627	$ 289,614

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	(17,987)	$ 13,725
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,452	1,327
(Gain) loss on sale of marketable securities	7,096	0
(Increase) decrease in:		
Accounts receivable	(2,614)	(9,898)
Prepaid expenses	(5,859)	1,269
Prepaid income taxes	100	100
Increase (decrease) in:		
Accounts payable	8,270	(11,807)
Accrued payroll	6,773	0
Net Cash Provided (Used) by Operating Activities	(2,769)	(5,284)
Cash Flows From Investing Activities		
Equipment purchases	0	(1,640)
Sale of marketable securities	22,904	0
Officer loan	(17,800)	0
Other loan	(3,165)	1,133
Net Cash Provided (Used) by Investing Activities	1,939	(507)
Net Increase (Decrease) in Cash and Cash Equivalents	(830)	(5,791)
Cash and Cash Equivalents, January 1,	8,019	13,810
Cash and Cash Equivalents, December 31,	$ 7,189	$ 8,019

Supplemental Disclosure of Cash Flow Information

	2001	2000
Cash paid during the year for:		
Interest	$ 4,167	$ 0
Taxes	0	0

The accompanying notes are an integral part of these financial statements.

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Pyramid Funds Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company provides brokerage services for mutual funds and annuities from its location in Albany, New York.

Marketable Equity Securities

The Company's marketable securities consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date.

Since the Company does not intend to sell these securities in the near term, they are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses reported as a separate component within the stockholders' equity section of the balance sheets. Realized gains and losses on all marketable securities are determined by specific identification and are charged or credited to current earnings.

Income Taxes

The Company reports income for tax purposes on the cash basis.

The Company has elected, effective January 1, 1996, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the shareholders are liable for Federal and State income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability except New York minimum franchise tax has been included in the financial statements.

Depreciation

Depreciation expense related to office furniture and improvements is calculated using straight line and accelerated methods over their estimated useful lives.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been provided.

PYRAMID FUNDS CORPORATION
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs and minor replacements are expended as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation or amortization is removed from the accounts and resulting gains or losses are included in income.

Cash Equivalents

Cash equivalents consist of money market funds and commercial paper with original maturities of 90 days or less. Certificates of deposit and other securities with original maturities in excess of 90 days are classified as short-term investments. Cash equivalents are carried at cost which approximates market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive Income

Statement of Financial Standards No., 130, Reporting Comprehensive Income (SFAS 130) requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statement of Income and Comprehensive Income.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Compensated Absences

Employees of the Company are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when paid to employees.

NOTE 2 - RELATED PARTY TRANSACTIONS

Various amounts have been advanced to/from the Company's officers and other businesses owned by the shareholders. There is no set repayment schedule and interest has been provided at various rates. The net amount due from officers and other businesses at December 31, 2001 and December 31, 2000 is $30,738 and $9,773, respectively.

The Company rents its facility on a month to month basis from a corporation owned by shareholders of the Company. Rent paid for 2001 and 2000 is $6,000 and $24,000, respectively.

The Company pays management fees to a company owned by the shareholders. Fees for 2001 and 2000 are $148,000 and $681,000, respectively.

The Company received management fees income from a company owned by the shareholders. Income for 2001 and 2000 are $11,000 and $0, respectively.

NOTE 3 - MARKETABLE EQUITY SECURITIES

Investments classified as available for sale are carried at the fair value and consist of the following:

	Cost	Market
1977.821 shares - ASAF Marsico Cap Growth Fund	$ 20,018	$ 23,853
10,000 shares - Troy Financial Corporation - Common Stock	100,000	248,000
Total	$ 120,018	$ 271,853

NOTE 4 - COMMITMENTS

The Company rents its office facility on a month to month basis. Total rents paid for the facility during 2001 and 2000 were $6,000 and $24,000, respectively. See Note 2.

NOTE 5 - MANAGEMENT FEES

During 2001 and 2000, the Company paid management fees in the amount of $148,000 and $681,000, respectively for managerial, consulting, and office services rendered. These services are provided and billed for on a monthly basis. See Note 2.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2001:

	Cost	Accumulated Depreciation	Book Value
Furniture and fixtures	$ 35,546	$ 33,685	$ 1,861
Equipment	65,879	63,491	2,388
Leasehold improvements	20,088	16,804	3,284
Total	$ 121,513	$ 113,980	$ 7,533

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

Our report on our audits of the basic financial statements of Pyramid Funds Corporation for 2001 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report on Schedules I through VIII, inclusive, is presented for the purpose of additional analysis and as required by Rule 17a-5 of the Securities and Exchange Commission, and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott, Stackrow & Co. CPA's, P.C.

Troy, New York
February 25, 2002

ADDITIONAL INFORMATION

PYRAMID FUNDS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

SCHEDULE I

ASSETS

Assets	
Cash	$ 7,191
Accounts receivable	110,739
Investments -Marketable securities, at market value	271,853
Prepaid expenses	7,293
Prepaid income taxes	909
Loans receivable	30,736
Property and equipment, net of depreciation	7,533
TOTAL ASSETS	$ 436,254

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 11,530
Accrued payroll	6,773
Total Liabilities	18,303
Stockholders' Equity	
Common stock	5,000
Retained earnings	423,461
Total	428,461
Less: Treasury stock	(10,510)
Total Stockholders' Equity	417,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 436,254

PYRAMID FUNDS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

SCHEDULE II

Revenues	
Commissions	$ 593,649
Interest and dividends	4,861
Management fee income	11,000
Miscellaneous	710
Loss - realized on sale of marketable securities	(7,096)
Gain - unrealized on firm securities investment account	105,245
Total Revenues	708,369
Operating Expenses	
Management fees	148,000
Commissions	72,524
Other expenses	400,587
Total Expenses	621,111
Net Income	$ 87,258

PYRAMID FUNDS CORPORATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

SCHEDULE III

Total ownership equity from statement of financial condition	$ 417,951
Total non allowable	(129,385)
Net capital before haircuts on securities positions	288,566
Haircuts on trading securities	(73,714)
Net Capital	$ 214,852

PYRAMID FUNDS CORPORATION
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2001

SCHEDULE IV

		Capital Stock	Retained Earnings	Treasury Stock	Total
STOCKHOLDERS' EQUITY					
Balance, January 1, 2001		$ 5,000	$ 336,204	($ 10,510)	$ 330,694
Add: Net income (loss)		0	(17,987)	0	(17,987)
Add: Increase in value - investment		0	105,245	0	105,245
Less: Shareholder distribution		0	0	0	0
Balance, December 31, 2001		$ 5,000	$ 423,462	($ 10,510)	$ 417,952
NET CAPITAL COMPUTATION					
Balance, December 31, 2001 (above)		$ 5,000	$ 423,462	($ 10,510)	$ 417,952
Less: Non-allowable Equity:					
Accounts receivable		0	(82,912)	0	(82,912)
Fixed assets, net		0	(7,533)	0	(7,533)
Deferred loans receivable		0	(30,738)	0	(30,738)
Other		0	(8,202)	0	(8,202)
Qualified Equity		5,000	294,077	(10,510)	288,567
Less: Haircut on trading securities:					
Investments at market value:					
Troy Financial Corp	$ 248,000				
Money Market	3,239				
Mutual Funds	23,852				
Less: 15%	(40,778)	0	(40,778)	0	(40,778)
Less: 15% of excess of 10% of net capital	(32,871)	0	(32,871)	0	(32,871)
Less: 2% of money market	(65)	0	(65)	0	(65)
		$ 5,000	$ 220,363	($ 10,510)	$ 214,853

PYRAMID FUNDS CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2001

SCHEDULE V

Minimum net capital requirement (6 2/3% of $18,303)	$ 1,220
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	25,000
Net Capital Requirement	$ 25,000
Excess net capital	$ 189,853
Excess net capital at 1000%	$ 189,853

Computation of Aggregate Indebtedness

Total liabilities	$ 18,303
Percentage of aggregate indebtedness to net capital $18,303/$214,853	.0852

PYRAMID FUNDS CORPORATION **SCHEDULE VI**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance, beginning of year	$ 330,694
Net income	87,258
Balance, end of year	$ 417,952

PYRAMID FUNDS CORPORATION
STATEMENT OF CASH FLOWS WITH SECURITY INVESTMENTS STATED AT MARKET VALUE
DECEMBER 31, 2001

SCHEDULE VII

Cash Flows From Operating Activities	
Net income	$ 87,258
Non cash items included in net income	
Depreciation	1,452
Loss on sale of marketable securities	7,096
(Increase) in value of invested securities	(105,245)
(Increase) in receivables/prepaid expenses	(8,373)
(Decrease) in payables	15,043
Net Cash (Used) by Operating Activities	(2,769)
Cash Flows From Investing Activities	
Sale of marketable securities	22,904
Increase in loan receivable	(20,965)
Net Cash Provided by Investing Activities	1,939
Net (Decrease) in Cash and cash equivalents	(830)
Cash and cash equivalents, January 1, 2001	8,019
Cash and cash equivalents, December 31, 2001	$ 7,189

PYRAMID FUNDS CORPORATION **SCHEDULE VIII**
NOTES TO FORM X-17A-5 (FOCUS REPORT)
DECEMBER 31, 2001

NET CAPITAL REQUIREMENTS

The quarterly unaudited Form X-17A-5, Focus Report, Part II prepared by Pyramid Funds Corporation for the period ending December 31, 2001, was compared with the audited report at December 31, 2000. Differences resulted from year end adjusting entries.

Pursuant to the provisions of Section O of the Securities Investors Act of 1970, as amended, Pyramid Funds Corporation has as its collection agent the National Association of Security Dealers, Inc., and has a certificate of exclusion from membership (Form S.I.P.C.-3). It is our opinion that the filing of Form S.I.P.C.-3 on January 2, 1980, is a continuous election and Pyramid Funds Corporation, in regard to its 2000 operation, continued to operate in accordance with its exclusion under Section 3(a)2 of the Securities Investors Act of 1970.

NOTE 1 - MARKETABLE SECURITIES

Investments are carried at market value as required by the National Association of Securities Dealers, Inc.

Investments consist of the following:

	Cost	Market Value
1977.821 shares ASAF Marsico Cap Growth Fund	$ 20,018	$ 23,853
10,000 shares Troy Financial Corporation	100,000	248,000
Total	$ 120,018	$ 271,853

SCOTT, STACKROW & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Robert H. Scott, CPA
David M. Stackrow, CPA
314 Hoosick Street
Troy, New York 12180-2073
Phone (518) 274-9081
Fax (518) 274-9085
e-mail: cpas@scottstackrow.com

SS&C

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Pyramid Funds Corporation
Albany, New York

In planning and performing our audit of the financial statements of Pyramid Funds Corporation for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Scott, Stackrow & Co. CPA's P.C.

Troy, New York
February 25, 2002